direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May 30, 2006
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp. Registration Statement on Form S-1 Amendment No. 8 Filed on May 23, 2006 File No. 333-124240
Ladies and Gentlemen:
          On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby submit to the Securities and Exchange Commission the attached additional proposed revised pages of Amendment No. 8 to the Registration Statement. The revisions incorporate changes responsive to the Staff’s comments 8 and 9 dated May 26, 2006, which are repeated below for your convenience with our supplemental responses.
Note 3 — Proposed Public Offering, page F-9
8.	Please explain why you believe the “monthly weighted average of the daily closing prices” is more appropriate than using volatilities calculated using the daily historical stock closing prices for each representative constituent for the five year period through the balance sheet date or other date to the extent of the companies’ operating histories. Refer to paragraph A22 of SFAS 123R.

In response to your comment, we have recalculated the volatilities using daily closing prices and have attached revised pages 35 and F-10 of the prospectus indicating those revised calculations.

9.	Please clarify the term and interval of the volatility in the schedule listing the representative companies.

Please be advised that we hereby confirm our discussion with the Staff that the term used in the schedule previously provided for each representative company is a five year term, as indicated in the caption of column 3 of the schedule included in our May 10, 2006 correspondence. We have revised the prospectus on pages 35 and F-10 to clarify that the volatility was based on daily closing prices.

Securities and Exchange Commission

          We look forward to hearing from the Staff following review of the above as well as the relevant proposed revised pages which are attached in pdf form for your convenience.
Yours very truly,

/s/ Kathleen L. Cerveny
Enclosures

cc:	Gary A. Simanson Phillip J. Kushner, Esq.